From the Desk of

Laurence J. Pino, Esquire

June 16, 2023

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Rockstar Capital Group LLC
Request for Withdrawal of Form 1-A/A Filed June 15, 2023
Accession Number 0001214659-23-008531
Commission File No. 024-11706

Dear Mr. Kibum Park, Esq.,

On June 15, 2023, Rockstar Capital Group LLC filed a Form 1-A/A with accession number 0001214659-23-008531 and resulting file number 024-12150. The filing was incorrectly tagged as a Form 1-A/A submission; however, it should have been tagged as a Post Qualification Amendment 1-A POS.

We are requesting the withdrawal of the incorrectly filed Form 1-A/A and we will submit the correctly tagged 1-A POS filing. We regret our inadvertent omission and appreciate your assistance with this matter.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 425-7831.

Sincerely,

/s/ Laurence J. Pino, Esq., for the firm

PINO LAW GROUP PLLC